March 5, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, D.C. 20549

Attn:	Gary Newberry Jeanne Baker Jeffrey Gabor Suzanne Hayes

Re:	Deerfield Healthcare Technology Acquisitions Corp. Schedule 14A Filed January 20, 2021 File No. 001-39391

Ladies and Gentlemen:

On behalf of our client, Deerfield Healthcare Technology Acquisitions Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced proxy statement on Schedule 14A filed on January 20, 2021 (the “Proxy Statement”), contained in the Staff’s letter dated February 18, 2021 (the “Comment Letter”).

The Company is submitting, via EDGAR, its amended Proxy Statement on Schedule 14A on the date hereof (the “Amended Proxy Statement”). To facilitate your review, we have included in this letter the Staff’s numbered comments in bold text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Proxy Statement. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Amended Proxy Statement.

PRE14A Filed January 20, 2021

Q: What is being voted on?, page 6

1.	Please include a form of proxy card marked as “preliminary” in your next amendment.

The Company respectfully advises the Staff that it has included a form of proxy card marked as “preliminary” in the Amended Proxy Statement.

Q: How will DFHT’s sponsor, directors, officers and certain other investors vote?, page 10

United States Securities and Exchange Commission March 5, 2021

2.	We note your disclosure "Additionally Deerfield Partners agreed to vote the 3,360,000 public shares underlying the units it purchased in the IPO in favor of the Business Combination, subject to Deerfield Partners' consent right." Footnote 3 to the Beneficial Ownership table on page 260 appears to indicate that the 3,360,000 shares held by Deerfield Partners is a subset of the shares held by the initial shareholders, as opposed to the additional shares committed to voting in favor of the Business Combination. If this statement is accurate, please revise your discussion accordingly. Alternatively, please provide further information to clarify.

The Company respectfully advises the Staff that it has revised the footnotes to the Beneficial Ownership Table to clarify that Deerfield Partners is an affiliate of the sponsor but is not among, and its shares are not counted among the shares held by, the initial stockholders, which consist solely of the sponsor and the Company’s executive officers and directors. The 3,360,000 shares held by Deerfield Partners are not beneficially held by the sponsor and, therefore, such shares are not a subset of the 3,368,750 shares held by the sponsor and are instead additional shares. The Company has further revised the relevant disclosures on pages 10, and 260 of the Amended Proxy Statement to clarify that Deerfield Partners is an affiliate of the sponsor. Please see, also, the Company’s response to comment #5 below.

Q: What interests do DHFTs sponsors and current directors have in the Business Combination, page 10

3.	Please expand the ninth bullet point to also note that the initial investors' waiver of redemption rights and liquidating distributions means that a transaction resulting in an increase in value for the initial shareholders but a loss in value for public shareholders results, will result in a total loss of investment for the initial investors if the transaction is not approved and an alternative business combination is not consummated.

The Company respectfully advises the Staff that it has updated the disclosures, duplicated on pages 11, 30, 78, 113 and 141 of the Amended Proxy Statement, to reflect this comment.

SUMMARY OF THE PROXY STATEMENT
Parties to the Business Combination, page 19

4.	Please revise to provide a brief description of the general nature of the business conducted by CareMax and IMC.

The Company respectfully advises the Staff that it has updated the disclosures on page 20 of the Amended Proxy Statement to provide a description of the general nature of the business conducted by CareMax and IMC.

5.	Please include a description of the affiliations between Deerfield Management, Deerfield Partners and DFHTA Sponsors LLC. Your description should identify the person(s) with investment and voting control.

The Company respectfully advises the Staff that it has updated the disclosures on page 19 of the Amended Proxy Statement to include a description of the affiliations between Deerfield Management, Deerfield Partners and DFHTA Sponsor LLC.

United States Securities and Exchange Commission March 5, 2021

RISK FACTORS, page 37

6.	Please include a risk factor regarding IMC's history of net losses and negative cash flows from operations.

The Company respectfully advises the Staff that it has included an additional risk factor on page 61 of the Amended Proxy Statement to reflect this comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 89

7.	You have presented certain of your pro forma adjustments on a net basis in the unaudited pro forma financial statements. As these adjustments are not presented gross on the face of the pro forma statements, a detailed explanation of the components of the net adjustments should be presented in the notes to the pro forma financial statements. For example, we note the difference between the pro forma net change in cash on the balance sheet with the amount disclosed in footnote 1 and footnote 4 a). Please provide a summary of the details of the gross adjustments that sum to each net adjustment presented on the face of the pro forma financial statements in the notes to the pro forma financial statements.

The Company respectfully notes the Staff’s comments and advises that it has revised the pro forma adjustments in the unaudited pro forma financial statements beginning on page 91 of the Amended Proxy Statement to affect a gross, rather than net, presentation on the face of the pro forma statements. These adjustments have been referenced back to the footnotes to the financial statements.

8.	Notwithstanding the footnotes you have provided at the bottom of the page 90-92, to the extent the columns presented are not derived from their respective historical financial statements, please label them as pro forma.

The Company respectfully notes the Staff’s comment and advises that, to the extent the columns presented on the face financial statements and elsewhere were not derived from historical financial statements, it has labeled the columns “Pro Forma” in the Amended Proxy Statement, beginning on page 93 of the Amended Proxy Statement.

Note 1, page 93

9.	You disclose under the Anticipated Accounting Treatment section on page 25 that the acquisition of CareMax will be regarded as a reverse recapitalization in which CareMax is deemed to be the accounting acquirer because its former owners will retain control of DFHT and IMC after the exchange. Your headnote to the pro formas on page 89 refers to the guidance in ASC 805 for identifying the accounting acquirer. With reference to the relative voting rights of Legacy CareMax, Legacy IMC and Legacy DFHT shareholders as well as the facts and circumstances you considered in identifying the accounting acquirer, please fully explain your basis for this accounting and expand your disclosures to clarify how you determined that CareMax is the accounting acquirer. Refer to ASC 805-10-55-10 through 14.

The Company respectfully advises the Staff that it has revised the headnote on page 91 of the Amended Proxy Statement and explained why it believes CareMax is the accounting acquirer by invoking the guidance in ASC 805-10-55-10 through 14 in support of such assertion.

Note 3 - Reclassifications and Adjustments to Historical Information of DFHT, CareMax and IMC , page 97

United States Securities and Exchange Commission March 5, 2021

10.	Please explain the nature of the pro forma information presented in the table presented on page 100. In this regard, it is not clear why you have presented a $7,283 interest expense pro forma adjustment, as that amount is not reflected in the pro forma combined column.

The Company respectfully advises the Staff that the entry in the pro forma adjustment column of $7,283 in interest expense was a typographical error and has been replaced with the correct information on page 102 of the Amended Proxy Statement.

Note 4, page 103

11.	Please revise your presentation related to your pro forma stockholders' equity to separately present the pro forma adjustments necessary to effect the impact of the reverse recapitalization accounting of DFHT by CareMax, the acquisition accounting for the business combination with IMC and the potential redemptions by the Class A shareholder. In this regard, you should separately present the following:

•	The fair value of the shares issued in connection with your acquisition of IMC;

•	The elimination of IMC’s $36.2M historical shareholders equity as of September 30, 2019 to effect the acquisition method of accounting described in Note 5;

•	The elimination of DFHT’s $5M stockholder’s equity and the equity impact of the reverse merger transaction with CareMax; and

•	The reclassification of the Class A shares as a pro forma adjustment based on the assumption for no redemption and maximum redemption.

Please note that the above list may not be exhaustive.  Your note should discuss each material pro forma adjustment necessary to depict transactions you are presenting and, to the extent necessary, how the adjustments were derived or calculated.

The Company respectfully notes the Staff’s comment and has revised the pro forma stockholders’ equity to separately present pro forma adjustments to eliminate DFHT’s equity and to effect the impact of the reverse recapitalization accounting of DFHT by CareMax, the fair value of the shares issued in connection with the acquisition of IMC, the elimination of IMC’s historical stockholders’ equity to effect the acquisition accounting method and present the reclassification of shares of Class A Common Stock based upon the no redemption and maximum redemption scenarios.

Note 4f, page 105

12.	We note that the new debt relates to a commitment letter from certain lending affiliates of Royal Bank of Canada to syndicate and arrange $125 million senior secured credit facilities. Please expand your disclosure to explain whether the 6% interest rate used for this pro forma adjustment is the actual rate for which you have a commitment. If not, please clarify how you determined this rate. In addition, to the extent that this rate may vary, disclose the effect of a 1/8 percent variance in interest rates.

The Company respectfully notes the Staff’s comment and confirms that the 6% interest rate used for the pro forma adjustment is the actual rate provided in the commitment letter from certain lending affiliates of Royal Bank of Canada as referenced in the Proxy Statement. The Company has updated the disclosures on pages 105 and 132 of the Amended Proxy Statement to reflect this and has provided additional disclosures on page 105 of the Amended Proxy Statement to present the effect of a 1/8 percent variance in the interest rate on interest expense.

United States Securities and Exchange Commission March 5, 2021

Note 4h, page 105

13.	Please provide an adjustment to reflect income taxes for CareMax or expand your disclosures to clarify why such an adjustment is not necessary. In this regard, we note from CareMax's historical financial statements that, as a single member LLC, they were a disregarded entity for federal income taxes purposes.

The Company respectfully notes the Staff’s comment and has revised Note 4(h) to the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 106 of the Amended Proxy Statement to reflect income taxes for CareMax.

Note 5, page 106

14.	We have the following comments regarding the information presented in this note:

•	You indicate that the purchase price of IMC was approximately $295.3M. Disclose the fair value for each component of the consideration transferred. Disclose how you determined the fair value of the DFHT shares as well as the contingent consideration. Disclose the date at which the stock price was determined and include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent share price. In addition, to the extent the purchase price allocation is preliminary, please disclose this fact and discuss the potential impact to the pro forma financial statements as a result of finalizing the purchase price allocation;

•	Provide a discussion of the fair value methodologies along with the material assumptions used to estimate the $470,000 fair value for IMC’s trademarks and tradenames. In this regard, we note that you eliminated almost $18 million of intangible assets reflected in the historical financial statements of IMC;

•	If the results of your fair value determination for intangible assets does result in only$470,000 of intangible assets, please provide us with sufficiently detailed information regarding IMC's intangible asset impairment testing as of September 30, 2020, such that they concluded that an impairment loss was necessary;

•	Explain what consideration you gave to recognizing other intangible assets such as customer lists or risk contracts;

•	Provide a qualitative description of the factors that make up the $262.8 million in goodwill recognized. Refer to ASC 805-30-50-1a. In this regard, we note that the goodwill recognized for this acquisition is material to your pro forma balance sheet;

•	You indicate that the purchase price included paid indebtedness of $77.4 million. With reference to the $96.3 million of long term debt reflected on IMC's September 30, 2020 balance sheet, explain how the remaining debt was accounted for;

United States Securities and Exchange Commission March 5, 2021

•	Explain why there are no apparent pro forma income statement adjustments other than interest expense. In this regard, we note that IMC has $1.6 million and $1.2 million of amortization expense recognized in its historical financial statements for the year ended December 31, 2019 and the nine months ended September 30, 2020 related to trademarks and tradenames which have been all but eliminated in your pro forma balance sheet; and

•	Present information in this note to that provides how the pro forma adjustments reflected on pages 90 through 92 were derived or calculated.

The Company respectfully notes the Staff’s comment and has revised the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 91 of the Amended Proxy Statement and Note 5 to the Unaudited Pro Forma Condensed Combined Financial Information beginning on page 107 of the Amended Proxy Statement as follows in response to the Staff’s comment:

•	Separately disclosed the fair value of each component of consideration transferred;

•	Disclosed how the fair value of the DFHT shares was determined and the impact on consideration transferred based upon a 10% increase or decrease in the DFHT stock price;

•	Disclosed how we determined the fair value of contingent consideration;

•	Disclosed that the purchase price allocation is preliminary and subject to updating the fair value of the equity consideration on the date of the completion of the Business Combination and the fair value of assets acquired and liabilities assumed in the acquisition of IMC;

•	Provided a discussion of the fair value methodology and material assumptions used in the determination of the fair value of tradenames/trademarks;

•	Discussed considerations given to recognizing other intangible assets;

•	Provided a qualitative description of factors that make up goodwill;

•	Updated pro forma balance sheet at December 31, 2020 to reflect the actual IMC long-term debt outstanding at December 31, 2020. The long-term debt balance of $77.2 million approximates the IMC long-term debt to be paid off concurrent with the Closing;

•	Added Footnote 4(k) to reflect pro forma trademark amortization expense for 2020 and the reversal of the historical trademark amortization expense; and

•	Added disclosure in Footnote 4(j) and cross-referenced to the pro forma balance sheet to provide more information on the pro forma adjustments which provide for restatement of the assets and liabilities of IMC to fair value.

The Company further notes that the historical balance sheet of IMC includes a tradename/trademark intangible asset of $18 million as of September 30, 2020. The impairment assessment as of September 30, 2020 was based upon the continuation of the IMC business and continued use of the IMC tradename/trademark as a stand-alone company. A significant factor in the determination of the fair value of the IMC tradename/trademark in acquisition accounting for the Business Combination is the Company’s intention to incrementally phase out the IMC tradename/trademark beginning in the third quarter of 2021, to be completed by the end of 2021. Given the uncertainty with respect to receipt of shareholder approval of the Business Combination, the Company believes it was appropriate to assume the continuation of the IMC business and continued use of the IMC tradename/trademark as a stand-alone company in the impairment assessment as of September 30, 2020.

United States Securities and Exchange Commission March 5, 2021

15.	Please expand your disclosures to provide historical book value per share and earnings per share information for CareMax and IMC as well equivalent pro forma per share data. Refer to the instructions to Item 14, paragraph 7(b)(10) of Schedule 14A. See Instruction 2 to the Item for guidance on equivalent per share data.

The Company respectfully notes the Staff’s comment to expand its disclosures to provide historical book value and earnings per share information for CareMax and IMC and equivalent pro forma share data. However, upon further review, the Company does not believe that showing equivalent pro forma per share information is appropriate in the context of the Business Combination. The Instruction to Item 14, paragraph 7(b)(10) of Schedule 14A references a calculation of equivalent pro forma per share amounts for one share of the target company by multiplying the exchange ratio by the per share pro forma income (loss), book value and cash dividends. The Company understands this requirement is designed to present such pro forma per share amounts on a pre-exchange per-share basis for the target company.

The closing consideration in the Business Combination is based on an aggregate equity value for CareMax equal to approximately $111 million and will consist of the equivalent of 11.1 million shares of DFHT Common Stock (valued at $10.00 per share) and an aggregate equity value for IMC equal to $104.5 million and will consist of the equivalent of approximately 10.5 million shares of DFHT Common Stock (valued at $10.00 per share). The consideration payable to the equityholders of CareMax and IMC for each CareMax and IMC unit held thereby is not determined pursuant to an express exchange ratio.

PROPOSAL NO. 1 — APPROVAL OF THE BUSINESS COMBINATION PROPOSAL
Background of the Business Combination, page 130

16.	Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•	the material terms for any proposals and subsequent proposals and counter offers;

•	valuations; and

•	at what point other strategic alternatives were eliminated from consideration.

The Company respectfully advises the Staff that it has updated the disclosures beginning on page 133 of the Amended Proxy Statement to reflect this comment.

17.	To the extent material, please identify the individuals who participated in the meetings and discussions described in this section. For example, please identify the representatives and advisors of DFHT and IMC that participated in the discussions referenced in the fourth paragraph on page 131.

United States Securities and Exchange Commission March 5, 2021

The Company respectfully advises the Staff that it has updated the disclosures beginning on page 133 of the Amended Proxy Statement to reflect this comment.

18.	We note that representatives of DFHT were contacted by numerous individuals and entities who offered to present ideas for acquisition opportunities, some with which DFHT’s officers and directors had pre-existing relationships. Please clarify when CareMax and IMC were introduced or identified as acquisition opportunities and, if applicable, whether introductions were by entities with a pre-existing relationship with DFHT’s officers and directors.

The Company respectfully advises the Staff that it has updated the disclosure on page 133 of the Amended Proxy Statement to reflect this comment.

19.	With reference to the second and third paragraphs on page 131, please revise this section to describe all contacts with various parties during the evaluation by the Company of potential business combinations. Please disclose the number of companies that were contacted, how the potential acquisition opportunities were identified, and the analysis and evaluation that was conducted with respect to each potential acquisition opportunity. To the extent that any preliminary proposals were submitted/received from eliminated targets, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.

The Company respectfully advises the Staff that it has updated the disclosure on page 133 of the Amended Proxy Statement to reflect this comment.

20.	We note that insufficient profitability is one of the reasons cited for abandoning consideration of certain potential targets. Please include a discussion of your decision to pursue a business combination with IMC despite the fact that it has not been profitable.

The Company respectfully advises the Staff that it has updated the disclosure on page 133 of the Amended Proxy Statement to reflect this comment.

DFHT’s Board of Directors’ Reasons for the Approval of the Business Combination, page 134

21.	Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure. Additionally, for your Comparable Companies discussion, please further describe the criteria used to select the Comparable Companies and disclose whether any comparables were excluded from your evaluation, and, if so, the reasons for making such exclusions.

The Company respectfully advises the Staff that it has updated the disclosures beginning on page 136 of the Amended Proxy Statement to reflect this comment.

United States Securities and Exchange Commission March 5, 2021

Selected Historical Financial Information of DFHT, page 162

22.	Please provide selected financial data in accordance with Item 301 of Regulation S-K for your pro forma financial information. Refer to Item 14, Instruction 7(b)(9) to Schedule 14A for guidance.

The Company respectfully advises the Staff that, since it is a smaller reporting company as defined in § 229.10(f)(1), it is not required to provide selected financial data in accordance with Item 301 of Regulation S-K and has omitted such data from the Amended Proxy Statement.

BUSINESS OF CAREMAX
Payor Relationships, page 178

23.	We note your disclosure that a significant portion of your revenue is concentrated with three large payors which comprised approximately 98% of your revenue for the nine months ended September 30, 2020. Please revise to state that 92% of your revenue for the nine months ended September 30, 2020 was from a single payor, HealthSun. Please also revise to discuss the material terms of your capitation arrangement with HealthSun.

The Company respectfully advises the Staff that it has updated the disclosures on page 42 of the Amended Proxy Statement to disclose the percentage of CareMax’s revenue from HealthSun, which is 90% for the year ended December 31, 2020. In addition, the Company has also revised the disclosure on page 43 of the Amended Proxy Statement to discuss the material terms of CareMax’s capitation arrangement with HealthSun.

Intellectual Property, page 188

24.	Your disclosure on page 53 states that you do not currently hold a patent or other registered or applied for intellectual property protection for the CareOptimize platform. Please revise your disclosure here to make this clear and, if applicable, discuss the other types of intellectual property right protections applicable to CareOptimize. Please also include similar revisions on page 225.

The Company respectfully advises the Staff that it has updated the disclosures on pages 55 and 190 of the Amended Proxy Statement to make clear that CareMax does not currently hold a patent or other registered or applied for intellectual property protection for the CareOptimize platform and to discuss other types of intellectual property right protections, including trade secrets and contractual provisions, applicable to CareOptimize. The Company has similarly updated the disclosures on page 222 of the Amended Proxy Statement with respect to IMC’s intellectual property.

CAREMAX MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Key Factors Affecting CareMax’s Performance
CareMax's Patients, page 192

25.	We note CareMax’s value proposition to improve patients’ health and reduce healthcare costs by providing a more comprehensive patient experience via the CareMax system, whereby CareMax invests more heavily in primary care to avoid more expensive downstream costs, such as hospital admissions. Please revise to disclose whether COVID-19 increased hospital admissions and emergency department visits. Quantify any applicable increases and clarify how those expenses impacted your income statement for the reported periods. Please also include similar disclosure for IMC.

United States Securities and Exchange Commission March 5, 2021

The Company respectfully advises the Staff that it has revised the disclosures on page 200 of the Amended Proxy Statement to clarify that hospital admissions and emergency room (“ER”) visits for CareMax’s patients due to COVID-19 were 76 and 46, respectively, in 2020, representing 10.6% and 3.9% of CareMax’s total hospital admissions and ER visits, respectively. The average expense of a COVID-19 hospital admission for CareMax was approximately $23,000 compared to a regular hospital admission expense of approximately $17,000. The average expense of a COVID-19 ER visit for CareMax was approximately $650 compared to approximately $900 for a regular ER visit. Based on this data, CareMax’s current estimate of the incremental COVID-19 effect on its income statement for 2020 is an increase in expense of approximately $1.8 million. However, this expense was offset by lower utilization in elective procedures and lower non-COVID-19 utilization.

The Company respectfully advises the Staff that it has revised the disclosures on page 232 of the Amended Proxy Statement to clarify that hospital admissions and ER visits for IMC’s patients due to COVID-19 were 122 and 86, respectively, in 2020, representing 8.0% and 2.8% of IMC’s total hospital admissions and ER visits, respectively. The average expense of a COVID-19 hospital admission for IMC was approximately $22,000 compared to a regular hospital admission expense of approximately $18,000. The average expense of a COVID-19 ER visit for IMC was approximately $500 compared to approximately $550 for a regular ER visit. Based on this data, IMC’s current estimate of the incremental COVID-19 effect on the income statement for 2020 was an increase in expense of approximately $2.7 million. However, this expense was offset by lower utilization in elective procedures and lower non-COVID-19 utilization.

BUSINESS OF IMC
Overview, page 212

26.	We note your statement that IMC has proven that it can translate the above high touch service model into economic benefits. Please revise to provide context for this statement by disclosing the fact that you have incurred net losses for fiscal year ended December 31, 2019 and 2018 and that you have limited experience managing contracts with full risk. In this section, please also disclose your reliance on a limited number of payors, identify them, and quantify the portion of your revenues attributable to them.

The Company respectfully advises the Staff that it has revised the disclosures, beginning on page 208 of the Amended Proxy Statement, to remove the statement that IMC “has proven that it can translate the above high touch service model into economic benefits,” and to include additional disclosures regarding IMC’s net losses to provide further information regarding IMC’s payors, as noted in this comment. IMC respectfully advises the Staff that it does not believe that adding disclosure that IMC has limited experience managing contracts with full risk is necessary to provide context for the other disclosure in the paragraph. IMC has had meaningful experience managing contracts with full risk. Its first full risk contract was entered into in 2004, and since 2013, IMC has entered into full risk contracts with seven providers.

United States Securities and Exchange Commission March 5, 2021

Report of Independent Registered Public Accounting Firm, page F-50

27.	We note that the auditor for CareMax has only served as their auditor since 2020. Please address whether the disclosures required by Item 304(b) of Regulation S-K are necessary. Address this comment as it relates to IMC. Refer to Item 14(c)(2) of Schedule 14A and Part C of Form S-4.

The Company respectfully advises the Staff that no disagreement or reportable event has occurred in connection with the change in accountants by each of CareMax and IMC that would require disclosure in the Amended Proxy Statement pursuant to Item 304(b) of Regulation S-K. The Company further advises the Staff that CareMax engaged WithumSmith+Brown, PC as its independent registered public accounting firm in 2020 because its prior auditor was not registered with the Public Company Accounting Oversight Board. The Company further advises the Staff that IMC engaged WithumSmith+Brown, PC as its independent registered public accounting firm in 2020 because its prior auditor would not have met the Public Company Accounting Oversight Board independence requirements for fiscal year 2020.

CareMax Medical Group, LLC and Affiliates Combined Financial Statements
Note 1. Nature of Business - Bases of Presentation and Consolidation, page F-55

28.	You disclose that MHP and CMG share common ownership, with the majority of ownership being through organizations controlled by the Company management, which is consistent across MHP and CMG. Please provide us a table that shows the ownership interests in both MHP and CMG. Identify the significant shareholders of each entity and indicate the voting percentage they hold in each entity. Explain whether there are any voting agreements. Please also show us the ownership interests after the transaction described on page 30 in which each equity holder of MHP shall contribute its HMP equity interests for equity interests in CareMax. In this regard, based on the lack of disclosures presented in your pro forma financial information, we assume you will account for this transaction as entities under common control. Please provide support for such accounting.

The Company respectfully notes the Staff’s comment and advises the Staff that the current ownership of CMG and MHP is as follows:

CareMax Medical Group, LLC (“CMG”)

Member	Ownership
O.M. Investment Group, Inc.	59 Units (or 59%) of CMG
C.G.D. Investment Group, Inc.	25 Units (or 25%) of CMG
Joseph N. De Vera, Inc.	10 Units (or 10%) of CMG
NKP Caremax, LLC	6 Units (or 6%) of CMG

O.M. Investment Group, Inc. is an investment vehicle of Carlos de Solo, his spouse and family trusts. C.G.D. Investment Group, Inc. is an investment vehicle of Alberto de Solo, his spouse and family trusts.

Managed Healthcare Partners, LLC (“MHP”)

Member	Ownership
Member	Ownership
O.M. Investment Group, Inc.	59 Units (or 59%) of MHP
C.G.D. Investment Group, Inc.	25 Units (or 25%) of MHP
Joseph N. De Vera, Inc.	10 Units (or 10%) of MHP
NKP Caremax, LLC	6 Units (or 6%) of MHP

United States Securities and Exchange Commission March 5, 2021

There are no voting agreements among the equity holders of CMG or MHP.

Following the contributions described on page 31 of the Amended Proxy Statement, ownership of CMG and MHP will be as follows:

CareMax Medical Group, LLC (“CMG”)

Member	Ownership
O.M. Investment Group, Inc.	54.903846154 Units (or 54.903846154%) of CMG
C.G.D. Investment Group, Inc.	24.826923077 Units (or 24.826923077%) of CMG
Joseph N. De Vera, Inc.	11.557692308 Units (or 11.557692308%) of CMG
NKP Caremax, LLC	6 Units (or 6%) of CMG
Mouquin Trotter, Inc.	2.711538462 Units (or 2.711538462%) of CMG

Managed Healthcare Partners, LLC (“MHP”)

Member	Ownership
CareMax Medical Group, LLC	100 Units (or 100%) of MHP

The Company respectfully advises the Staff that the exchange of equity interests between CMG and MHP does not meet the definition of a business combination because there is no change in control over the net assets by CMG. The treatment is addressed in ASC 805-50 in which the receiving entity recognizes the net assets received at the historical carrying amounts as reflected in CMG’s financial statements.

29.	You indicate that the Company consolidates Hialeah, Pembroke Pines, and Pines Care because it has a controlling financial interest in them. You also disclose that the Company assesses whether it has a controlling financial interest through means other than voting rights over potential variable interest entities (or “VIEs”) and consolidates a VIE if the Company is the primary beneficiary of the VIE. With reference to ASC 810-10-15-14, please expand disclosures to clarify whether Hialeah, Pembroke Pines and Pines Care are VIEs. To the extent these entities are VIEs, expand your disclosures to provide all the information required by ASC 805-10-50-7 through 50-14.

The Company respectfully notes the Staff’s comment and advises the Staff that Hialeah, Pembroke Pines and Pines Care are not VIEs. Each entity has sufficient equity at risk to permit them to finance their activities without additional subordinated financial support provided by any parties, including equityholders. The Company has updated the F-page footnotes in the Amended Proxy Statement to provide further clarification.

United States Securities and Exchange Commission March 5, 2021

General

30.	We note that the Closing Consideration includes the issuance Class A common Stock to the equityholders of CareMax and IMC. Please tell us what exemption from the Securities Act that you are relying upon and the facts supporting your use of the exemption.

The Company respectfully notes the Staff’s comment and advises that it is relying on the exemption from registration pursuant to Section 4(a)(2) of the Securities Act, and/or Regulation D and Rule 506 promulgated thereunder, as these are transactions not involving a public offering. The equityholders of CareMax and IMC, comprising six entities, have each informed the Company that it is an accredited investor and have represented the same to the Company in the Business Combination Agreement. No general solicitation has been or will be made by either the Company or any person acting on its behalf; the shares to be issued will be subject to transfer restrictions; each equityholder has had and will have access to the Company’s public filings, including the Proxy Statement (and, upon filing, the definitive Proxy Statement) and the Company’s most recent Annual Report on Form 10-K, and can ask questions of management; and the shares will contain an appropriate legend stating such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

United States Securities and Exchange Commission March 5, 2021

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Bryan Luchs at (212) 819-7848 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Joel Rubinstein
Joel Rubinstein

cc: Chris Wolfe, Deerfield Healthcare Technology Acquisitions Corp.